Filed Pursuant to Rule 433
Registration No. 333-180289
February 1, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012, and
Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.
Zero Coupon
Callable Accreting Notes

▸ Zero Coupon Callable Accreting Notes due February [•], 2043

▸ Callable on specified dates on or after February [•], 2014 at our option

▸ No payments prior to maturity or early call

▸ Annual yield of at least 4.35% over the public offering price, measured at optional redemption or maturity

▸ Application has been made to list the Notes on the NYSE under the symbol "HBA/43B"

▸ Any payments on the Notes are subject to the credit risk of HSBC USA Inc.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Zero Coupon Callable Accreting Notes (each a "Note" and together the "Notes") or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-6 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$0	$1,000
Total			

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-6 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◪

HSBC USA Inc.
Zero Coupon Callable Accreting Notes due February [•], 2043



This free writing prospectus relates to a single offering of Zero Coupon Callable Accreting Notes. The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with a call price that will increase over the term of the Notes. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	A+ (S&P), A2 (Moody's) [†]
Principal Amount:	$
Minimum Denomination:	$1,000
Minimum Purchase:	250 Notes ($250,000)
Pricing Date:	February [•], 2013
Original Issue Date:	February [•], 2013 (T+7) See "Supplemental Plan of Distribution (Conflicts of Interest)"
Maturity Date:	Expected to be February [•], 2043, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	If the Notes have not been called by us, as described below, on the Maturity Date, we will pay you $3,587.35 per $1,000 Principal Amount of the Notes.
Optional Redemption Dates:	The Notes are callable in whole but not in part on each Optional Redemption Date, upon at least five Business Days' prior written notice, at the Redemption Price set forth below:

Optional Redemption Date	Expected Redemption Price (per $1,000 in Principal Amount)
February [•], 2014	$1,043.50
February [•], 2019	$1,291.08
February [•], 2024	$1,597.41
February [•], 2029	$1,976.42
February [•], 2034	$2,445.35
February [•], 2039	$3,025.55
February [•], 2043 (Maturity Date)	$3,587.35

Interest Payments:	None
Annual Yield*:	At least 4.35% per year compounded annually, calculated from the Original Issue Date to the Maturity Date or Optional Redemption Date. If the applicable Optional Redemption Date or the Maturity Date is not a Business Day, payment of the Redemption Price shall be made on the next succeeding Business Day and no additional payment will be made as a result of the postponement.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40432XAP6 / US40432XAP69
Form of Notes:	Book-Entry, through Euroclear or Clearstream Luxembourg as participants in The Depository Trust Company.
Listing:	Application has been made to list the Notes on the NYSE under the symbol "HBA/43B".

*The Annual Yield will be determined on the Pricing Date.

The Pricing Date, Original Issue Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold the Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with a redemption price that will increase over the term of the Notes. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You are willing to make an investment that may be called on the call Optional Redemption Dates set forth above. If we call your Notes, you will receive the applicable call price of the Notes, and will not receive any further payments.

▶ You are willing to invest in the Notes based on the 4.35% rate of return.

▶ You are willing to invest in securities that do not pay interest prior to maturity or early redemption.

▶ You are willing to accept that there is no assurance that the Notes will be listed on the NYSE and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

▶ You are willing to hold the Notes to maturity, a 30-year term, if we do not call them.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You are unwilling to invest in the Notes based on the 4.35% rate of return.

▶ You are unwilling to make an investment in Notes that we can call on the Optional Redemption Dates set forth above, thereby potentially limiting your return on the Notes.

▶ You seek an investment that will pay interest prior to maturity or early redemption.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

▶ You are unable or unwilling to hold the Notes to maturity, a 30-year term, if we do not call them.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

In addition to the following risks, we urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. The payment on the Notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

You Will Not Receive Interest Payments on the Notes, Even Though You Will Be Required to Include Original Issue Discount in Income.

You will not receive any payments on the Notes until maturity, unless we elect to redeem the Notes on an Optional Redemption Date. However, a U.S. holder (as defined in the accompanying prospectus supplement) must generally include original issue discount in income before the holder receives cash attributable to that income, as described below under "U.S. Federal Income Tax Considerations" and under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

The Notes Are Subject to Early Redemption at Our Option.

We have the option to call the Notes on any Optional Redemption Date. It is more likely that we will redeem the Notes prior to the maturity date when the yield on the Notes is greater than the interest payable on our debt securities of comparable maturity. If the Notes are called prior to the maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

A Trading Market for the Notes may not Develop.

Although we intend to list the Notes on the NYSE, a trading market for the Notes may not develop. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market. We are not required to maintain any listing of the Notes on the NYSE or any other exchange. Whether or not the Notes are listed, the secondary market may not provide enough liquidity to allow you to trade or sell the Notes easily, and the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Therefore, the liquidity of the Notes may be limited.

Potential Conflicts of Interest May Exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the amount payable on the date of redemption will equal the public offering price per $1,000 in principal amount of the Notes plus accrued interest from the Issue Date, calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date, which is expected to be the seventh business day following the Pricing Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us. The Notes will be issued with original issue discount ("OID").   A U.S. Holder (as defined in the accompanying prospectus supplement) must include OID in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. U.S. holders should review the discussion set forth in "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. A non-U.S. holder (as defined in the accompanying prospectus supplement) should review the discussion set forth in "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of the Notes.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Zero Coupon

Callable Accreting Notes

February 1, 2013

FREE WRITING PROSPECTUS